UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                       ZALE CORPORATION
                         (Name of Issuer)
                   Common Stock, par value $.01 per share
                 (Title of Class of Securities)
                          988858106
                         (CUSIP Number)
                       Alan M. Stark, Esq.
                         80 Main Street
                     West Orange, NJ 07052
                        (201)325-8660
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications.)
                       October 20, 1995
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   988858106
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          NOT APPLICABLE
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,552,035
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            376,924
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                1,552,035
_________________________________________________________________
               (10) Shared Dispositive Power
                    376,924
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,928,959
________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:          N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.5%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,928,959 Shares. Of this amount, 683,197 Shares were purchased on behalf of Omega Capital Partners, L.P., at a cost of $4,479,961; 583,910 Shares were purchased on behalf of Omega Institutional Partners, L.P., at a cost of $4,146,328; 253,353 Shares were purchased on behalf of Omega Overseas Partners, Ltd., at a cost of $2,379,162; 31,575 Shares were purchased on behalf of Omega Overseas Partners II, Ltd., at a cost of $327,582; and 376,924 Shares were purchased on behalf of the Managed Account at a cost of $3,256,520. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the Company's Form 10-K for the year ended July 31, 1995 filed with the Securities & Exchange Commission, there were issued and outstanding 34,984,508 Shares of Common Stock as of September 5, 1995. Omega Capital Partners, L.P., owns 683,197 Shares, or 2.0% of those outstanding; Omega Institutional Partners, L.P., owns 583,910 Shares, or 1.7% of those outstanding; Omega Overseas Partners, Ltd., owns 253,353 Shares, or 0.7% of those outstanding; Omega Overseas Partners II, Ltd., owns 31,575 Shares, or 0.1% of those outstanding; and the Managed Account owns 376,924 Shares, or 1.0% of those outstanding.

          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock since the last filing. All such transactions were sales and open market trans-actions.
                  Omega Capital Partners, L.P.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     10/10/95             78,400             $14.00
     10/12/95             38,800              15.125
     10/20/95             50,100              15.375



               Omega Institutional Partners, L.P.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     10/10/95             65,600             $14.00
     10/12/95             31,700              15.125
     10/20/95             45,600              15.375



                  Omega Overseas Partners, Ltd.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     10/10/95             28,300             $14.00
     10/12/95             11,800              15.125
     10/20/95             20,900              15.375

                Omega Overseas Partners II, Ltd.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     10/10/95              3,800             $14.00
     10/12/95              1,600              15.125
     10/20/95              5,500              15.375



                       The Managed Account

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     10/10/95             24,100             $14.00
     10/12/95             16,100              15.125
     10/20/95             27,900              15.375




                            Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:  October 26, 1995


/s/ ALAN M. STARK
ALAN M. STARK on behalf of
LEON G. COOPERMAN, individually
and as managing partner of Omega
Capital Partners, L.P., Omega
Institutional Partners, L.P., and
President of Omega Advisors, Inc.
pursuant to Power of Attorney on
on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).